UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

On June 12, 2014, Montrovest B.V., Birks Group Inc.’s (the “Company”) controlling shareholder delivered a $5.0 million irrevocable standby letter of credit (“LC”) in favor of the Company’s senior secured revolving credit lenders in order to provide the Company with additional operating liquidity. In conjunction with the issuance of the LC, the Company executed amendments to its senior secured revolving credit agreement and senior secured term loan agreement on June 12, 2014. The LC and the amendments to the Company’s senior secured credit facilities are part of a financial recapitalization project which the Company is developing to provide greater financial resources for the Company’s operations and capital investment needs on both a short and long-term basis. The LC and amendments to the senior secured credit agreements are meant to provide the Company with the funding and additional time required to finalize and complete a financial recapitalization plan by February 2015.

In exchange for the delivery of the LC as collateral, the senior secured lenders lifted an existing discretionary reserve of $7 million that had been imposed by the term loan agent. The Company is required to maintain excess availability under its senior secured revolving credit agreement of at least $10 million at all times. In addition, the secured term loan lender agreed not to impose any discretionary reserves in the calculation of the Company’s borrowing availability under the senior secured revolving credit agreement through February 10, 2015 so long as no event of default exists. As part of the amendment to the senior secured term loan, the Company also agreed to modify the rate of interest from 8.77% to 11.27%. In addition, the Company agreed to (i) continue to retain the services of its financial advisor, (ii) provide weekly updated 13 week cash flow projections acceptable to the senior secured revolving credit lender and senior secured term loan lender as well as weekly variance reports against the cash flow projections until a recapitalization plan satisfactory to the senior secured lenders has been consummated, and (iii) meet certain required milestones on the dates set forth in Schedule III to the amendments to its senior secured revolving credit agreement and senior secured term loan agreement (the “Milestones”). As part of the amendments to the senior secured credit facilities, the Company also agreed that deviations of greater than 10% from the cash flow projections will be considered an event of default, and if the Company does not accomplish the Milestones, additional fees and in some cases an additional reserve of up to $5 million may be established by the lenders reducing availability under the senior secured credit facilities until such failure is cured by the Company.

CONTENTS

The following documents of the Registrant are submitted herewith:

99.1	Second Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated May 12, 2014

99.2	Third Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated June 10, 2014

99.3	First Amendment to Second Amended and Restated Term Loan and Security Agreement dated June 10, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: June 19, 2014		Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Second Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated May 12, 2014.

Exhibit 99.2	Third Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated June 10, 2014.

Exhibit 99.3	First Amendment to Second Amended and Restated Term Loan and Security Agreement dated June 10, 2014.